May 23, 2025

Eric Healy
Chief Executive Officer
Branchout Food Inc.
205 SE Davis Avenue
Suite C
Bend, OR 97702

       Re: Branchout Food Inc.
           Registration Statement on Form S-3
           Filed May 22, 2025
           File No. 333-287500
Dear Eric Healy:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kristin Baldwin at 202-551-7172 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing